Exhibit 99.1

May 7, 2012

Sweet Tooth Secures $2.25M in Seed Financing

OMERS Ventures, the MaRS Investment Accelerator Fund and Points International to Invest $1.5M

Waterloo, ON (May 7, 2012) - Sweet Tooth Inc., a Waterloo, Ontario - based developer of eCommerce customer software, has secured $2.25 million in funding. Of this, a total of $1.5 million in seed financing will come from OMERS Ventures, the Ontario government funded MaRS Investment Accelerator Fund (IAF) and Points International. An additional $750,000 is forthcoming from other sources.

Launched in 2009, Sweet Tooth provides a turnkey, user - friendly system for merchants to create 'points' programs online and in - store rewards to their customers. Sweet Tooth has helped over 1,500 merchants actively engage and reward more than 15 million consumers worldwide.

"As online shopping continues to grow, the Internet has become retail's new battleground for customer loyalty and retention," said Sweet Tooth founder and CEO Jay El - Kaake. "There are thousands of competitors for every eCommerce dollar, customer makes a purchase online it is imperative that the customer is retained and engaged - with the competition."

In the three years since it launched, Sweet Tooth has experienced strong growth. Collaborating with OMERS Ventures, the IAF and Points International will help expand Sweet Tooth's team and loyalty platform in order to accelerate this growth.

"Sweet Tooth really epitomizes what we are looking for in seed stage companies. They have a great product, with a huge market potential and strong management team," said Derek Smyth, Managing Director of OMERS Ventures. "Sweet Tooth is an example of the high quality companies we are seeing in the Kitchener - Waterloo region, and we will continue energy and expertise there to source new investments."

"The online retail sector has potential for significant growth over the next couple years. Key enabling technologies and products, such as the Sweet Tooth loyalty platform, have the potential to further accelerate the transition from brick & mortar retail to ecommerce" said Dan Mathers, Investment Director, IAF. "Sweet Tooth represents our 51st investment in the technology startup space, and our 13th investment in Waterloo Region."

About Sweet Tooth

Sweet Tooth enables merchants to offer unique and effective customer loyalty programs for their customers. Sweet Tooth is the world's easiest to use customer loyalty software; it allows for optimization of any loyalty program to perfectly engage a particular customer base or target market. Find Sweet Tooth at www.sweettoothrewards.com and

About OMERS Ventures

OMERS Ventures (Twitter:@OMERSVentures) is the venture capital investment arm of OMERS, one of Canada's largest pension funds with $55.1 billion in net assets. It is an initiative of OMERS Strategic Investments (OSI), an investment entity with a mandate to build long - term strategic relationships with like - minded partners. As both an institutional angel later-stage investor, OMERS Ventures is looking for successful companies with significant growth potential and market opportunities. We are seeking like - minded partners with a shared vision of building a vibrant and successful knowledge economy. For more information please visit http://omersventures.com/ .

About OMERS Ventures

OMERS Ventures (Twitter:@OMERSVentures) is the venture capital inves tment arm of OMERS, one of pension funds with $55.1 billion in net assets. It is an initiative of OMERS Strategic Investments (OSI), an investment entity with a mandate to build long - term strategic relationships with like - minded partners. As both an institutional angel later-stage investor, OMERS Ventures is looking for successful companies with significant growth potential and market opportunities. We are seeking like - minded partners with a shared vision of building a vibrant and successful knowledge economy. For more information please visit http://omersventures.com/ .

About Points International Ltd.

Points International Ltd. (TSX: PTS; NASDAQ: PCOM), doing business as Points.com, is the global leader in reward currency management, providing multiple eCommerce and technology solutions to the world's leading loyalty brands. Points.com also manages www.points.com , the largest consumer rewards management platform that allows over 3 million users to trade, exchange and redeem points, miles and rewards. Points International was recently named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back operations for more than 40 partners worldwide. Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com , follow us on Twitter (@pointsadvisor), Facebook (www.facebook.com/pointsfans ) or read our blog ( http://blog.points.com ).

For more information regarding this press release, please contact

Sweet Tooth Inc.
Steve Deckert
Marketing Director
1-855-699-9322
steve@sweettoothhq.com

OMERS Ventures
Derek Smyth